August 5, 2014

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

Second Quarter Markets Review

Equities

In an effort to stimulate the economy, the Federal Reserve has implemented five distinct quantitative easing programs since 2008. The Fed's present pace of decreasing asset purchases will end by the middle of this fall. This will allow the economic recovery to progress through the maturing growth stage that favors sectors such as energy, materials, industrials and electronic technology. The Sit growth funds emphasize these sectors.

Despite mixed news on the economy, June was primarily a "risk-on" month for stocks. Investors continue to be less risk averse, viewing the Fed's quantitative easing as a safety net for both the economy and financial markets. This low level of risk aversion has caused investors to remain focused on lower quality companies because of the perceived safety net.

Domestic equities had a strong month and quarter through June 30th. Stocks with lower quality ratings continued to lead performance in June, the quarter, year-to-date and longer periods.

We are becoming more concerned that Europe's economic growth may be stalling, as recent economic data has been mixed. Indicators suggest that Japan's economy is finding its footing and appears to be weathering the consumption tax hike that went into effect in early April. Thanks to a series of growth stabilization measures introduced in China in early April, along with improving external demand, there appears to be a stabilization of economic growth.

Fixed Income

We expect the Fed's asset purchases, which have artificially held interest rates down, to end entirely late this year and cause interest rates to rise. As such, our strategies underweight U.S. Treasury bonds and overweight securities that minimize (or benefit from) the negative effects of rising rates, while emphasizing a yield advantage relative to the benchmark. We think the unusually high level of market complacency and potential volatility in GDP reports will provide tactical trading opportunities in the coming months.

Continued reductions in the Fed's asset purchase program (QE) and weak economic growth alleviated inflation fears, causing longer-dated U.S. Treasury yields to fall modestly. The Barclays Aggregate Bond Index return for the quarter was +2.0%. Corporate bonds were the best performing sector, primarily due to their longer duration and increased demand as investors continued to search for yield. Mortgage-backed securities were the next best performing sector, as declining purchases by the Federal Reserve was offset by a low level of issuance thus far this year.

Despite the slight rise in June, tax-exempt yields ended the quarter lower across the yield curve. Lower than average bond issuance volume, combined with demand from reinvestment and modestly positive funds flows, continued to be the main driver of performance for tax-exempt bonds during the quarter. As supply of new issuance is expected to remain light, we believe that our longer-than-portfolio tax-free benchmark durations will be rewarded in the near term. Our tax-free strategy is to remain focused on securities that provide a high level of interest income, which is the primary source of returns over longer-term cycles. We also continue to look for security structures that provide added yield without additional credit risk.

Manage Risk With Asset Allocation

Asset allocation is a very important part of risk management within an investment portfolio. By investing in multiple asset classes, such as stocks, bonds, real estate, etc., that do not have closely correlated returns, investors can lower the variability of the returns that their portfolio experience over time. After an allocation method has been selected, periodically rebalancing the portfolio becomes an integral component to this process.

Through different allocation and diversification strategies, it may be possible to create portfolios with reduced risk (as measured by return variability) that can produce more consistent returns. For example, the S&P 500® Index, which is often used as a proxy for U.S. large cap stocks, fluctuated in annual returns from a low of -37.00% (2008) to a high of 26.47% (2009) for the five years ended December 31, 2012, while the Barclays U.S. Aggregate Bond Index, a proxy for the U.S. taxable bond market, only fluctuated between +4.22% (2012) and +7.84% (2011) over the same time period. During the calendar year of 2008, a portfolio comprised of holdings from both indices would have experienced a smaller decline than one made up entirely of the S&P 500 Index. In 2012, investing only in bonds (as defined by the Barclays U.S. Aggregate Bond Index) would have produced a positive return of 4.22%, but adding stocks to the equation would have increased the return on a portfolio for that year.


Current Income
Stocks 30%
Bonds 70%
Income and Growth
Bonds 50%
Stocks 50%
Growth
Bonds 30%
Stocks 70%
High Growth
Bonds 20%
Stocks 80%
Lower Risk
Higher Risk

Read the full article "Manage Risk With Asset Allocations".

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August 5, 2014

Documents and Reports

Fund Name	Fact Sheet	Semi-Annual Report	Annual Report	Summary Prospectus	Prospectus	SAI	Portfolio Holdings
Balanced	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
Dividend Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
Global Dividend Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
Large Cap Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
Mid Cap Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
International Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
Small Cap Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
Developing Markets Growth	PDF 6/30/14	PDF 12/31/13	PDF 6/30/13	PDF 11/1/13	PDF 11/1/13	PDF 11/1/13	PDF 6/30/14
U.S. Government Securities	PDF 6/30/14	PDF 9/30/13	PDF 3/31/14	PDF 8/1/14	PDF 8/1/14	PDF 8/1/14	PDF 6/30/14
Quality Income	PDF 6/30/14	PDF 9/30/13	PDF 3/31/14	PDF 8/1/14	PDF 8/1/14	PDF 8/1/14	PDF 6/30/14
Tax-Free Income	PDF 6/30/14	PDF 9/30/13	PDF 3/31/14	PDF 8/1/14	PDF 8/1/14	PDF 8/1/14	PDF 6/30/14
Minnesota Tax-Free Income	PDF 6/30/14	PDF 9/30/13	PDF 3/31/14	PDF 8/1/14	PDF 8/1/14	PDF 8/1/14	PDF 6/30/14

XBRL Documents. The XBRL files are in interactive data format using the eXtensible Business Reporting Language (XBRL). The XBRL files include certain information contained in the Funds' prospectus. The XBRL files may only be viewed with an interactive data viewer. The SEC provides a viewer for XBRL files.

The prospectus contains additional information about the Funds and should be read carefully before investing.

- XBRL Prospectus dated 8/1/2014
  - U.S. Government Securities Fund, Quality Income, Tax-Free Income Fund, and Minnesota Tax-Free Income Fund
- XBRL Prospectus dated 11/1/2013
  - Balanced Fund, Dividend Growth Fund, Global Dividend Growth Fund, Large Cap Growth Fund, Mid Cap Growth Fund, International Growth Fund, Small Cap Growth Fund and Developing Markets Growth Fund

August 5, 2014

Prospectuses & Statements of Additional Information

Fund(s)	Prospectus	Statement of Additional Information
• Sit Balanced Fund • Sit Dividend Growth Fund • Sit Global Dividend Growth Fund • Sit Large Cap Growth Fund • Sit Mid Cap Growth Fund • Sit International Growth Fund • Sit Small Cap Growth Fund • Sit Developing Markets Growth Fund	 PROSPECTUS Stock Prospectus	 Stock Statement of Additional Information
• Sit U.S. Government Securities Fund • Sit Tax-Free Income Fund • Sit Minnesota Tax-Free Income Fund	 PROSPECTUS Bond Prospectus	 Bond Statement of Additional Information

Summary Prospectuses

Sit Balanced Fund PDF 11/1/13	Sit Dividend Growth Fund PDF 11/1/13	Sit Global Dividend Growth Fund PDF 11/1/13	Sit Large Cap Growth Fund PDF 11/1/13
Sit Mid Cap Growth Fund PDF 11/1/13	Sit International Growth Fund PDF 11/1/13	Sit Small Cap Growth Fund PDF 11/1/13	Sit Developing Markets Growth Fund PDF 11/1/13
Sit U.S. Government Securities Fund PDF 8/1/14	Sit Tax-Free Income Fund PDF 8/1/14	Sit Minnesota Tax-Free Income Fund PDF 8/1/14	Sit Quality Income Fund PDF 8/1/14

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Investment Professionals



Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Kent joined Sit Investment Associates in January 1989. He is currently responsible for co-managing the Sit Dividend Growth Fund and provides fundamental research on companies in the capital goods, financial, transportation and education sectors. In addition, Kent leads SIA's quantitative research team. He has served in a variety of positions at SIA including client administration and computer applications before joining the equity research staff in 1993. Kent received a B.S. in Finance in 1989 from the University of Minnesota and earned an M.B.A. from the University of Minnesota Carlson School of Management in 1995.



Ronald D. Sit, CFA

Vice President - Research and Investment Management

Ron joined Sit Investment Associates in July 1984. His current responsibilities include investment research on consumer-oriented companies in the consumer non-durable, commercial services and retail sectors. Ron's prior work experience includes approximately two years with the Gelco Corporation where he worked for both the company Treasurer and Controller. In addition, he worked as a Research Assistant with Piper Jaffray. Ron received a B.A. degree from Northwestern University in 1981 and, in 1984, earned an M.M. from the J.L. Kellogg Graduate School of Management in the areas of finance, managerial economics and managerial accounting. He serves on the boards of the Saint Paul Chamber Orchestra, Private School Young Life and the President's Cabinet of the Northern Star Council, BSA.



David A. Brown, CFA

Vice President - Research and Investment Management & Director of Client Services

Dave joined Sit Investment Associates in July 1997. His current equity research responsibilities include the media, consumer durable and consumer services sectors, and researching accounting issues. Additionally, he is responsible for supporting the firm's institutional equity business development and client service initiatives. Prior to joining the firm, Dave held a variety of positions with KPMG Peat Marwick LLP. While at KPMG, between 1986 and 1992, Dave managed a variety of client relationships and specialized in providing technical accounting and advisory services on GAAP, SEC, and financial reporting issues to corporate clients. From 1992 through 1997, he specialized in mergers and acquisitions and capital market transactions. He joined KPMG in 1986 after receiving his B.B.A. in Accounting from the University of North Dakota.



Robert W. Sit, CFA

Vice President - Research and Investment Management

Rob joined Sit Investment Associates in February 1993 as a member of the technology research team. His primary responsibilities include performing investment research on software, networking equipment,computer services, and coal producing companies. Prior to joining the domestic equity research team, Rob worked for SIA's affiliate, Sit International (Sit/Kim), as a research associate. Rob received a B.A. degree in Economics and History from DePauw University in 1991 and earned an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management in 2002. He currently serves on the board of the Minnesota International Center.



Michael J. Stellmacher, CFA

Vice President - Research and Investment Management

Mike joined Sit Investment Associates in January 2001. His investment research responsibilities focus on the 20th century economy, high carbon-footprint industries such as energy, utilities, chemicals, and metals. Prior to joining SIA, Mike spent ten years managing the investments of The Pillsbury Company's employee benefit plans. Trained as an economist, he also held economic research and analysis positions with Pillsbury, Tri/Valley Growers, and the U.S. Department of Agriculture. He received B.S. and M.S. degrees in Agricultural Economics from the University of Wisconsin- Madison (1977) and Oklahoma State University (1979), respectively, and received an M.B.A. from the University of Minnesota Carlson School of Management in 1991.



Raymond E. Sit

Vice President - Research and Investment Management

Raymond joined Sit Investment Associates in 1992 and is responsible for research and portfolio recommendations for investments in Latin America, emerging Europe and Asia ex-Japan. Prior to joining Sit Investment, Raymond was a cost analyst with Tecolote Research, Inc. in their Aerospace Cost Consulting Practice. During the summers of 1983-1986, he worked as a research associate for Sit Investment while attending college. He received a B.S. in Economics with a minor in statistics from the University of Minnesota in 1987 and an M.B.A. from Pepperdine University in 1990.



Denise A. Anderson, Ph.D.

Vice President - Research and Investment Management

Denise joined Sit Investment Associates in November 2008. She is responsible for fundamental research on companies in the global healthcare sector. Prior to joining SIA, Denise spent ten years as a sell-side healthcare analyst, working for Kepler Capital Markets, Bank Julius Baer and Bank Sarasin, all based in Zurich, Switzerland. She served as head of the healthcare teams since 2002. Prior to her career in the financial world, Denise was employed for close to ten years in the research departments of Roche and BASF, work which earned her a number of patents. Denise received a B.A. in chemistry from the University of Minnesota, Morris in 1983, a Ph.D. in organic chemistry from The Johns Hopkins University in 1989 and an M.B.A. from Duke University in 1997.



John M. Bernstein

Vice President - Research and Investment Management

John joined Sit Investment Associates in March 1995. He currently provides fundamental research on both domestic and global financial companies. Prior to joining SIA, John was an equity research analyst for an investment advisory firm. He received a B.A. degree from Carleton College in 1986 and an M.B.A. in Finance and Marketing from the University of Minnesota Carlson School of Management in 1992.



Joseph R. Eshoo

Vice President – Research and Investment Management

Joe joined Sit Investment Associates in January 2008. His investment research responsibilities are focused in the telecommunication services and equipment area. Prior to joining SIA, Joe was a Senior Analyst/Portfolio Manager at HighMark Capital Management covering the Information Technology and Telecommunication Services sectors. He has over nine years of sell-side Senior Analyst experience at A.G. Edwards & Sons, Rodman & Renshaw and Zacks Investment Research. He received a B.S. in Electrical and Electronics Engineering from Marquette University in 1982, a Masters in Engineering Management from Northwestern University in 1988 and an M.B.A. with a concentration in Finance and specialization in International Business from the University of Chicago in 1991. Prior to the career change into the investment industry, Joe worked within the avionics defense industry for nine years as a radar jamming systems design engineer primarily at Northrop Corporation.



Tasha M. Murdoff

Vice President – Research and Investment Management

Tasha joined Sit Investment Associates in November 1995. She is currently a member of the global equity investment team responsible for fundamental research on companies located within Europe, Canada, and emerging markets along with providing quantitative research for international and global portfolios. Tasha began in Sit Mutual Funds before transferring to SIA marketing in September 1998 and to equity research in 2000. She received a B.A. in Business Administration with an emphasis in finance from Augsburg College in Minneapolis in 1997 and an M.B.A. from the University of St. Thomas in 2002.



Mark A. Pepper

Vice President – Research and Investment Management

Mark rejoined Sit Investment Associates in October 2010. He is currently a generalist with a focus on Europe. Mark previously worked for SIA as an Equity Research Analyst from 2002-2007 covering several industries within the technology and healthcare sectors and as a consultant from 2008-2010. He has also worked as Vice President and Senior Research Analyst for OFI Institutional, where he covered the consumer discretionary and healthcare sectors as part of a four-person team managing OFI's small cap relative value (core) and disciplined value portfolios, and four years as a sell-side research analyst at Goldman Sachs covering capital goods and automotive companies. Mark earned a B.S. in Business Administration from Bryant College in 1995 and an M.B.A. from the Harvard Graduate School of Business in 2001.



Stacey M. Curme

Equity Trader / Equity Research Analyst

Stacey joined Sit Investment Associates in December 1993. She currently serves as an equity trader for the domestic and international markets. Stacey also works as a research associate to the Global Chief Investment Officer. She spent five years in client servicing in both the Sit Mutual Fund group and client administration before joining the equity research team. Stacey received her B.S. degree in Finance and Banking in 1993 and M.B.A. in 2001 from the University of Minnesota Carlson School of Management.



Ningning Tang, CFA

Equity Research Associate

Ningning joined Sit Investment Associates in November 2007. She is a generalist, currently researching stocks in the greater China region. Prior to SIA, Ningning was an associate equity analyst covering technology stocks with Craig-Hallum Capital Group from 2005 to 2007. She also worked at Peregrine Capital Group from 2004 to 2005. In addition, Ningning worked 6 years at Prima Pacific Inc. in Beijing China as a business analyst. She received a B.A. from Beijing Second Foreign Language Institute in 1992 and an M.B.A. from the University of St. Thomas in 2004. Ningning is fluent in Mandarin.



Bradley W. Meyer

Equity Trader / Equity Research Associate

Brad joined Sit Investment Associates in January 2001. He currently serves as an equity trader and maintains some equity research responsibilities. He worked for three years in the client administration area before joining the equity research team. Prior to joining SIA, he worked as an investment accountant for Investment Advisors Inc. in Minneapolis. Brad graduated with a B.A. in Finance from Gustavus Adolphus College in December 1998 and received an M.B.A. from the University of Minnesota Carlson School of Management in 2008.



Lee J. Feltman

Equity Research Associate

Lee joined Sit Investment Associates in May 2007. He is a generalist, providing fundamental research and quantitative analysis to the equity research team. Lee began as an equity research intern before joining the firm full time as an equity research assistant. He received a B.S. in Finance from the University of Minnesota 2009. Lee has passed all three levels of the CFA exam and is currently a CFA candidate.



Nicholas D. Tich

Equity Research Associate

Nick joined Sit Investment Associates in March 2005. He currently works with the equity research team, performing portfolio analysis and other quantitative tasks. Nick began as an intern in Sit Mutual Funds before transferring to the equity research area. He received a B.S. in Mathematical Economics from the University of St. Thomas in May 2008.



Eric M. Manthe

Equity Research Assistant

Eric joined Sit Investment Associates in October 2004. He currently works in equity research where he uses quantitative tools and portfolio analytics to help the team. Eric began his career with SIA in the systems department before transferring to the equity research area. He received a B.S. in Computer Science with a minor in Economics from St. Cloud State University in 2003, and an M.B.A. with a concentration in finance from the Carlson School of Management in 2010.



Peter L. Mitchelson, CFA

Vice Chairman (Retired)

Peter was a founding principal of Sit Investment Associates. He retired in March 2008 and is serving as a consultant to the firm. Before joining Sit Investment in August 1981, Peter served as Senior Vice President - Portfolio Management and Client Services for IDS (American Express Financial) Advisory in Minneapolis, where he was responsible for managing approximately $300 million in equity assets for client portfolios. In addition, he directed the marketing of the firm's services. Prior to joining the IDS organization in early 1978, he spent ten years with an investment counseling firm in Montreal which specialized in pension fund management. Peter has educational and investment experience in Switzerland, Canada, and the United States, obtaining a BComm degree from the University of Toronto in 1964 and an M.B.A. from the Harvard Graduate School of Business Administration in 1966. He currently is serving his second term as a board member of the Minnesota Council on Economic Education and is an "at large" member of the Investment Committee of Westminster Presbyterian Church in downtown Minneapolis.



Edward M Giles, CFA

Advisory Director

Ed is a managing member of GME Capital LLC since 2005. He was Chairman of The Vertical Group, Inc., an investment fund administration company from 1989 through 2006, and now serves as its Chairman Emeritus. Mr. Giles was previously President of F. Eberstadt & Co., Inc., a securities firm. He also serves on the Board of Directors of Tepha, Inc. Ed received a B.Ch.E. from Princeton University, and an S.M. in Industrial Management from Massachusetts Institute of Technology (MIT).